# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gitlab Inc., CIK 0001653482
CUSIP: 37637K108
Title of class of securities: Class A common stock, par value $0.0000025 per share
Address of issuer's principal executive offices: 268 BUSH STREET, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258754
Filed by CIK 0001678064

## Reporting persons
- ICONIQ Strategic Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 507,412; shared voting power 0; sole dispositive power 507,412; shared dispositive power 0; aggregate amount beneficially owned 507,412 (0.4% of the class)
  Comment: Represents 507,412 shares of Class A Common Stock held directly by ICONIQ Strategic Partners III, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners III-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 542,175; shared voting power 0; sole dispositive power 542,175; shared dispositive power 0; aggregate amount beneficially owned 542,175 (0.4% of the class)
  Comment: Represents 542,175 shares of Class A Common Stock held directly by ICONIQ Strategic Partners III-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,049,587; shared voting power 0; sole dispositive power 1,049,587; shared dispositive power 0; aggregate amount beneficially owned 1,049,587 (0.7% of the class)
  Comment: Represents 1,049,587 shares of Class A Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners III TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,049,587; shared voting power 0; sole dispositive power 1,049,587; shared dispositive power 0; aggregate amount beneficially owned 1,049,587 (0.7% of the class)
  Comment: Represents 1,049,587 shares of Class A Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 647,454; shared voting power 0; sole dispositive power 647,454; shared dispositive power 0; aggregate amount beneficially owned 647,454 (0.5% of the class)
  Comment: Represents 647,454 of Class A Common Stock held directly by ICONIQ Strategic Partners IV, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners IV-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,072,757; shared voting power 0; sole dispositive power 1,072,757; shared dispositive power 0; aggregate amount beneficially owned 1,072,757 (0.8% of the class)
  Comment: Represents 1,072,757 shares of Class A Common held directly by ICONIQ Strategic Partners IV-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,720,211; shared voting power 0; sole dispositive power 1,720,211; shared dispositive power 0; aggregate amount beneficially owned 1,720,211 (1.2% of the class)
  Comment: Represents 1,720,211 shares of Class A Common Stock held directly by ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners IV TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,720,211; shared voting power 0; sole dispositive power 1,720,211; shared dispositive power 0; aggregate amount beneficially owned 1,720,211 (1.2% of the class)
  Comment: Represents 1,720,211 shares of Class A Common Stock held directly by ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 58,428; shared voting power 0; sole dispositive power 58,428; shared dispositive power 0; aggregate amount beneficially owned 58,428 (0% of the class)
  Comment: Represents 58,428 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 132,980; shared voting power 0; sole dispositive power 132,980; shared dispositive power 0; aggregate amount beneficially owned 132,980 (0.1% of the class)
  Comment: Represents 132,980 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 191,408; shared voting power 0; sole dispositive power 191,408; shared dispositive power 0; aggregate amount beneficially owned 191,408 (0.1% of the class)
  Comment: Represents 191,408 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 191,408; shared voting power 0; sole dispositive power 191,408; shared dispositive power 0; aggregate amount beneficially owned 191,408 (0.1% of the class)
  Comment: Represents 191,408 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 429,104; shared voting power 0; sole dispositive power 429,104; shared dispositive power 0; aggregate amount beneficially owned 429,104 (0.3% of the class)
  Comment: Represents 429,104 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners VI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 535,503; shared voting power 0; sole dispositive power 535,503; shared dispositive power 0; aggregate amount beneficially owned 535,503 (0.4% of the class)
  Comment: Represents 535,503 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 964,607; shared voting power 0; sole dispositive power 964,607; shared dispositive power 0; aggregate amount beneficially owned 964,607 (0.7% of the class)
  Comment: Represents 964,607 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Strategic Partners VI TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 964,607; shared voting power 0; sole dispositive power 964,607; shared dispositive power 0; aggregate amount beneficially owned 964,607 (0.7% of the class)
  Comment: Represents 964,607 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Investment Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 334,827; shared voting power 0; sole dispositive power 334,827; shared dispositive power 0; aggregate amount beneficially owned 334,827 (0.2% of the class)
  Comment: Represents 334,827 shares of Class A Common Stock held directly by ICONIQ Investment Holdings, LP.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,198; shared voting power 0; sole dispositive power 1,198; shared dispositive power 0; aggregate amount beneficially owned 1,198 (0% of the class)
  Comment: Represents 1,198 shares of Class A Common Stock held by separately managed accounts (the "Managed Accounts") for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Capital Group, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,198; shared voting power 0; sole dispositive power 1,198; shared dispositive power 0; aggregate amount beneficially owned 1,198 (0% of the class)
  Comment: Represents 1,198 shares of Class A Common Stock held by Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- ICONIQ Capital Group GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 336,025; shared voting power 0; sole dispositive power 336,025; shared dispositive power 0; aggregate amount beneficially owned 336,025 (0.2% of the class)
  Comment: Represents 336,025 shares of Class A Common Stock beneficially owned by ICONIQ Investment Holdings, LP and ICONIQ Capital, LLC. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Investment Holdings, LP and ICONIQ Capital Group, L.P. and may be deemed to beneficially own the shares of stock beneficially owned by ICONIQ Investment Holdings, LP and ICONIQ Capital, LLC.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,317,201; shared voting power 0; sole dispositive power 5,317,201; shared dispositive power 0; aggregate amount beneficially owned 5,317,201 (3.8% of the class)
  Comment: Represents (a) 1,055,363 shares of Class A Common Stock held by Divesh Makan through a family trust of which he is trustee and another estate planning trust having an independent trustee, and (b) 4,261,838 shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P., ICONIQ Investment Holdings, LP and ICONIQ Capital, LLC. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC, and may be deemed to beneficially own the shares of stock beneficially owned by ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the sole general partner of ICONIQ Investment Holdings, LP and ICONIQ Capital Group, L.P., and may be deemed to beneficially own the shares of stock beneficially owned by ICONIQ Investment Holdings, LP and ICONIQ Capital, LLC. Divesh Makan is the sole member of ICONIQ Capital Group GP, LLC. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd. and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,076,504; shared voting power 0; sole dispositive power 5,076,504; shared dispositive power 0; aggregate amount beneficially owned 5,076,504 (3.6% of the class)
  Comment: Represents (a) 1,150,691 shares of Class A Common Stock held directly by William J.G. Griffith through a family trust of which he is a trustee and another estate planning trust having an independent trustee, and (b) 3,925,813 shares of Class A Common Stock held directly by ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd. and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,427,844; shared voting power 0; sole dispositive power 3,427,844; shared dispositive power 0; aggregate amount beneficially owned 3,427,844 (2.4% of the class)
  Comment: Represents (a) 551,618 shares of Class A Common Stock held by Matthew Jacobson through a trust of which he is a trustee, and (b) 2,876,226 shares of Class A Common Stock held directly by ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P. and ICONIQ Strategic Partners IV-B, L.P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd. and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Gitlab Inc.
Address of issuer's principal executive offices: Not applicable

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III").
(ii) ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III-B", and together with ICONIQ III, the "ICONIQ III Funds").
(iii) ICONIQ Strategic Partners IV, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV").
(iv) ICONIQ Strategic Partners IV-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV-B" and, together with ICONIQ IV, the "ICONIQ IV Funds").
(v) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V").
(vi) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B" and, together with ICONIQ V, the "ICONIQ V Funds").
(vii) ICONIQ Strategic Partners VI, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI").
(viii) ICONIQ Strategic Partners VI-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI-B" and, together with ICONIQ VI, the "ICONIQ VI Funds").
(ix) ICONIQ Investment Holdings, LP ("ICONIQ Investment Holdings"), a Delaware limited partnership.
(x) ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III GP"), the sole general partner of the ICONIQ III Funds.
(xi) ICONIQ Strategic Partners IV GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV GP"), the sole general partner of the ICONIQ IV Funds.
(xii) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of the ICONIQ V Funds.
(xiii) ICONIQ Strategic Partners VI GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI GP"), the sole general partner of the ICONIQ VI Funds.
(xiv) ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital").
(xv) ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Capital Group"), the sole member of ICONIQ Capital.
(xvi) ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Capital GP"), the sole general partner of ICONIQ Investment and ICONIQ Capital Group.
(xvii) ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ III Parent GP"), the sole general partner of ICONIQ III GP.
(xviii) ICONIQ Strategic Partners IV TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ IV Parent GP"), the sole general partner of ICONIQ IV GP.
(xix) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(xx) ICONIQ Strategic Partners VI TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VI Parent GP"), the sole general partner of ICONIQ VI GP.
(xxi) Divesh Makan, a citizen of the United States ("Makan"), the sole member of ICONIQ Capital GP.
(xxii) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ III Parent GP.
(xxiii) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ IV Parent GP, ICONIQ V Parent GP and ICONIQ VI Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ III directly owns 507,412 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(ii) ICONIQ III-B directly owns 542,175 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(iii) ICONIQ III GP may be deemed to beneficially own 1,049,587 shares of Class A Common Stock owned by the ICONIQ III Funds, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(iv) ICONIQ III Parent GP may be deemed to beneficially own 1,049,587 shares of Class A Common Stock owned by the ICONIQ III Funds, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(v) ICONIQ IV directly owns 647,454 shares of Class A Common Stock, which represents approximately 0.5% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(vi) ICONIQ IV-B directly owns 1,072,757 shares of Class A Common Stock, which represents approximately 0.8% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(vii) ICONIQ IV GP may be deemed to beneficially own 1,720,211 shares of Class A Common Stock owned by the ICONIQ IV Funds, which represents approximately 1.2% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(viii) ICONIQ IV Parent GP may be deemed to beneficially own 1,720,211 shares of Class A Common owned by the ICONIQ IV Funds, which represents approximately 1.2% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(ix) ICONIQ V directly owns 58,428 shares of Class A Common Stock, which represents less than 0.1% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(x) ICONIQ V-B directly owns 132,980 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xi) ICONIQ V GP may be deemed to beneficially own 191,408 Class A Common Stock owned by the ICONIQ V Funds, which represents approximately 0.1% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xii) ICONIQ V Parent GP may be deemed to beneficially own 191,408 shares of Class A Common Stock owned by the ICONIQ V Funds, which represents approximately 0.1% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xiii) ICONIQ VI directly owns 429,104 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xiv) ICONIQ VI-B directly owns 535,503 shares Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xv) ICONIQ VI GP may be deemed to beneficially own 964,607 shares of Class A Common Stock owned by the ICONIQ VI Funds, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xvi) ICONIQ VI Parent GP may be deemed to beneficially own 964,607 shares of Class A Common Stock owned by the ICONIQ VI Funds, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xvii) ICONIQ Investment Holdings directly owns 334,827 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xviii) ICONIQ Capital may be deemed to beneficially own 1,198 shares of Common Stock held by Managed Accounts for which ICONIQ Capital serves as investment adviser, which represents less than 0.1% of the outstanding Class A Common Stock. In its capacity as investment adviser, ICONIQ Capital has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
(xvix) ICONIQ Capital Group may be deemed to beneficially own 1,198 shares of Class A Common Stock beneficially owned by ICONIQ Capital, which represents less than 0.1% of the outstanding Class A Common Stock.
(xx) ICONIQ Capital GP may be deemed to beneficially own 336,025 shares of Class A Common Stock beneficially owned by ICONIQ Investment Holdings and ICONIQ Capital, which represents approximately 0.2% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xxi) Makan may be deemed to beneficially own 5,317,201 shares of Class A Common Stock beneficially owned by the ICONIQ III Funds, ICONIQ IV Funds, ICONIQ V Funds, ICONIQ VI Funds, ICONIQ Investment Holdings, ICONIQ Capital and Makan, which represents approximately 3.8% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xxii) Griffith may be deemed to beneficially own 5,076,504 shares of Class A Common Stock owned by the ICONIQ III Funds, ICONIQ IV Funds, ICONIQ V Funds, ICONIQ VI Funds and Griffith, which represents approximately 3.6% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xxiii) Jacobson may be deemed to beneficially own 3,427,844 shares of Class A Common Stock owned by the ICONIQ IV Funds, ICONIQ V Funds, ICONIQ VI Funds and Jacobson, which represents approximately 2.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 141,200,000 shares of Class A Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 6, 2024.
Sole power to vote or to direct the vote:
ICONIQ III: 507,412 shares of Class A Common Stock
ICONIQ III-B: 542,175 shares of Class A Common Stock
ICONIQ III GP: 1,049,587 shares of Class A Common Stock
ICONIQ III Parent GP: 1,049,587 shares of Class A Common Stock
ICONIQ IV: 647,454 shares of Class A Common Stock
ICONIQ IV-B: 1,072,757 shares of Class A Common Stock
ICONIQ IV GP: 1,720,211 shares of Class A Common Stock
ICONIQ IV Parent GP: 1,720,211 shares of Class A Common Stock
ICONIQ V: 58,428 shares of Class A Common Stock
ICONIQ V-B: 132,980 shares of Class A Common Stock
ICONIQ V GP: 191,408 shares of Class A Common Stock
ICONIQ V Parent GP: 191,408 shares of Class A Common Stock
ICONIQ VI: 429,104 shares of Class A Common Stock
ICONIQ VI-B: 535,503 shares of Class A Common Stock
ICONIQ VI GP: 964,607 shares of Class A Common Stock
ICONIQ VI Parent GP: 964,607 shares of Class A Common Stock
ICONIQ Investment Holdings: 334,827 shares of Class A Common Stock
ICONIQ Capital: 1,198 shares of Class A Common Stock
ICONIQ Capital Group: 1,198 shares of Class A Common Stock
ICONIQ Capital GP: 336,025 shares of Class A Common Stock
Makan: 5,317,201 shares of Class A Common Stock
Griffith: 5,076,504 shares of Class A Common Stock
Jacobson: 3,427,844 shares of Class A Common Stock
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition:
ICONIQ III: 507,412 shares of Class A Common Stock
ICONIQ III-B: 542,175 shares of Class A Common Stock
ICONIQ III GP: 1,049,587 shares of Class A Common Stock
ICONIQ III Parent GP: 1,049,587 shares of Class A Common Stock
ICONIQ IV: 647,454 shares of Class A Common Stock
ICONIQ IV-B: 1,072,757 shares of Class A Common Stock
ICONIQ IV GP: 1,720,211 shares of Class A Common Stock
ICONIQ IV Parent GP: 1,720,211 shares of Class A Common Stock
ICONIQ V: 58,428 shares of Class A Common Stock
ICONIQ V-B: 132,980 shares of Class A Common Stock
ICONIQ V GP: 191,408 shares of Class A Common Stock
ICONIQ V Parent GP: 191,408 shares of Class A Common Stock
ICONIQ VI: 429,104 shares of Class A Common Stock
ICONIQ VI-B: 535,503 shares of Class A Common Stock
ICONIQ VI GP: 964,607 shares of Class A Common Stock
ICONIQ VI Parent GP: 964,607 shares of Class A Common Stock
ICONIQ Investment Holdings: 334,827 shares of Class A Common Stock
ICONIQ Capital: 1,198 shares of Class A Common Stock
ICONIQ Capital Group: 1,198 shares of Class A Common Stock
ICONIQ Capital GP: 336,025 shares of Class A Common Stock
Makan: 5,317,201 shares of Class A Common Stock
Griffith: 5,076,504 shares of Class A Common Stock
Jacobson: 3,427,844 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners III, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners III TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners IV, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners VI, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Investment Holdings, LP: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Capital, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General of General Partner of Sole Member (02/14/2025)
- ICONIQ Capital Group, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Capital Group GP, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (02/14/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (02/14/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (02/14/2025)